20009395

PUBLIC

SEC
Mail Processing
Section
FEB 28 2020
Washington DC
416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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SEC FILE NUMBER
8-66774

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/19** AND ENDING **12/31/19**

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Centerview Partners LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**31 West 52nd St., 22nd Floor**
(No and Street)

| **New York** | **NY** | **10019** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Jeanne Vicari** **(212) 380-2650**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Frankel & Starr, Certified Public Accountants, LLP**
(Name – *if individual, state last, first, middle name*)

| **1475 Franklin Ave** | **Garden City** | **NY** | **11530** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[ x ] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AFFIRMATION

I, Jeanne Vicari, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of Centerview Partners LLC, as of December 31, 2019, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jeanne Vicari
Jeanne Vicari
Vice President & Chief Operating Officer

Subscribed and sworn to before me
this 25th day of February, 2020

Emily V. Wittmann
Notary Public

EMILY VIRGINIA WITTMANN
Notary Public, State of New York
No. 01WI6263733
Qualified in New York County
Commission Expires 04/11/2020

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) An Oath or Affirmation.
[x] (c) Statement of Financial Condition.

# CENTERVIEW PARTNERS LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2019

Frankel & Starr, Certified Public Accountants, LLP

Main Office:
1475 Franklin Avenue
Garden City, NY 11530
Phone: (516) 874-8800
Fax: (212) 683-5121

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Committee and
Members' of Centerview Partners LLC:

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Centerview Partners LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Frankel + Starr Certified Public Accountants, LLP

We have served as the Company's auditor since 2005.
Garden City, NY
February 25, 2020

CENTERVIEW PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019
(Dollars in 000's)

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 146,973 |
| Property and equipment, net | 1,600 |
| Other assets | 8,267 |
| Total assets | $ 156,840 |

## LIABILITIES AND MEMBERS' CAPITAL

| | |
|---|---|
| Accounts payable, accrued expenses and other liabilities | $ 8,338 |
| Total liabilities | 8,338 |
| Members' capital | 148,502 |
| Total liabilities and members' capital | $ 156,840 |

The accompanying notes are an integral part of this financial statement.

# CENTERVIEW PARTNERS LLC
# NOTES TO THE STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2019

## NOTE 1 – ORGANIZATION AND NATURE OF OPERATION

Centerview Partners LLC (the "Company") is a Delaware limited liability company formed on February 25, 2004 and is majority owned by Centerview Partners Advisory Holdings LLC ("CPAH"), which is majority owned by Centerview Partners Holdings LP (the "Parent" or "Member"), together with the Parent and its subsidiary Centerview Partners UK Holdings Limited (the "Group"). The Group provides investment banking and strategic advisory services to a select client base. The Company has an arrangement to share certain revenues and expenses with the Group (See Note 4). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statement have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

### Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions in the financial statements and accompanying notes. Management believes that estimates utilized in preparation of the financial statement are prudent and reasonable so that the financial statements are presented fairly. Actual results could differ from those estimates.

### Property and Equipment

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and/or amortization. Depreciation of furniture and equipment is recorded on a straight-line basis over the assets' estimated useful lives of five years and three years, respectively. Amortization of leasehold improvements is recorded on a straight-line basis over the assets' estimated useful lives or the lease terms, whichever is shorter.

### Investment Advisory and Consulting Fees

Investment advisory and consulting fees consist of fees from advising clients on mergers and acquisitions, financial restructurings, valuation and capital structure. Fees generated in relation to a specific transaction or project are recognized when the transaction or project is substantially complete. Fees for general advisory services are recorded and recognized ratably over the service period.

Revenue from Contracts with Customers

In 2019, the Company adopted the Financial Accounting Standards Board's amended guidance for revenue recognition from contracts with customers and enhanced disclosures issued in 2014. This adoption did not have a material impact on these financial statements.

## NOTE 3 – CONCENTRATION OF RISK

Cash and cash equivalents

During the year ended December 31, 2019, bank account balances exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. At December 31, 2019, the bank balances exceeded the insured FDIC limit by approximately $146,723,000.

## NOTE 4 – DUE TO/FROM RELATED PARTY

The Company is party to a Standing Intercompany Loan Agreement (the "Loan") with its Parent.

Advances, net of borrowings, charges and allocations, are due on demand and incur interest each month on the average monthly balance at the applicable Federal Short-Term Rate in effect for that month. The net effect of these items is included in the balance due from related party. For year-end December 31, 2019, the due to/from member loan balance was zero.

Under the terms of an expense sharing arrangement, the Parent pays all rent and other charges related to the Company's New York City and Palo Alto premises. The Parent owns all fixed assets located in these offices and records all depreciation and amortization.

During the year ended December 31, 2019, the amount of revenue shared with the Group was $18,487,000.

## NOTE 5 – PROPERTY AND EQUIPMENT

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2019:

| | |
|---|---|
| Leasehold improvements | $ 1,377,000 |
| Furniture and equipment | 1,592,000 |
| | 2,969,000 |
| Less: Accumulated depreciation and amortization | (1,369,000) |
| Net book value | $ 1,600,000 |

## NOTE 6 – INCOME TAXES

The Company analyzed its tax filing positions in all of the federal and state jurisdictions where it is required to file income tax returns. Based on this review, no reserves for uncertain income tax positions were required.

The Company recognizes and measures its unrecognized tax benefits in accordance with US GAAP. Under that guidance the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2019, the Company did not have uncertain tax positions with respect to income based taxes that had a material impact on the Company's financial statements.

## NOTE 7 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of approximately $143,910,000 which exceeded the requirement of $100,000 by $143,810,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 was approximately 0:1.

CENTERVIEW PARTNERS LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

## NOTE 8 – LEASES

Effective January 1, 2019, the Company adopted the new lease accounting standard (ASU 2016-02), Leases (Topic 842) which requires lessees to recognize all leases longer than twelve months on the balance sheet as a lease liability with a corresponding right-of use asset. The right-of-use asset and lease liability will initially be measured using the present value of the remaining rental payments. The right of use asset and lease liability are included in other assets and other liabilities, respectively, on the Statement of Financial Condition. At December 31, 2019 the right-of-use asset and lease liability were $7,935,000.

## NOTE 9 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statement was issued. There were no material subsequent events that required recognition or additional disclosures in the financial statement.